October 10, 2023



VIA E-MAIL



Thomas V. Bohac Jr., Esq.
Locke Lord LLP
111 South Wacker Drive, Suite 4200
Chicago, IL 60606

Re:    Abacus Equity Income Fund
       File No. 333-274405

Dear Mr. Bohac,

        On September 7, 2023, you filed a registration statement on Form N-2 on behalf of
Abacus Equity Income Fund (the    Fund   ). We have reviewed the registration
statement
and our comments are set forth below. For convenience, we generally organized our
comments using the headings, defined terms, and page numbers from the registration
statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms
not otherwise defined have the same meaning as in the Fund   s registration
statement.

PROSPECTUS

Cover page

 1. The disclosure says the Fund will offer to repurchase at least 5% of its total outstanding shares on a quarterly basis starting in March 2024, approximately six months following the effective date of the initial offering of the shares. Please revise this date to confirm that the first offering is at least six months from the date of effectiveness.

 2. The Fund   s name includes    equity income    which indicates a type of
investment. A
    fund with a name that suggests the fund focuses on a particular type of investment must invest at least 80% of its assets in the type of investment suggested by the name. Please revise the disclosure to comply with Rule 35d-1 under the Investment
    Company Act of 1940 (   1940 Act   ).
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 2


 3. The Fund will invest principally in life settlements, individual annuities and single
    premium income annuities (   Mortality Contracts   ) and assets similar to
or derivative
    of Mortality Contracts, referred to as    Longevity Assets.    Please
provide an analysis
    as to the legal status of each of the Fund   s investments as securities
under the federal
    securities laws and the status of the Fund as an investment company under
Section 3
    of the 1940 Act.

 4. The disclosure,    An investment in the shares is not suitable for
investors who cannot
    tolerate risk of loss or who require liquidity, other than liquidity provided through the
    Fund   s quarterly repurchase policy    is repeated twice on the same page.
Please
    delete in one place to avoid duplication.

 5. The cover page to the prospectus includes significant risks of investing in
the Fund   s
    shares.

         a) Please include the following risk factors:

                    x   Investments in Longevity Assets are highly speculative,
and
                        involves risks that the Fund may not be able to collect
on the
                        insurance policy and the insured may live longer than
anticipated.
                    x   Longevity Assets are illiquid and cannot be readily
sold.
                    x   There is no readily available market for the Fund   s
primary
                        investments. Therefore, the calculation of the Fund   s
net asset
                        value involves many assumptions and could be wrong.
                    x   Investing in Longevity Assets involves risks that the
Fund may not
                        be able to collect on the insurance policy and the
insured may live
                        longer than anticipated.
                    x   The amount of distributions that the Fund may pay, if
any, is
                        uncertain.
                    x   The Fund may pay distributions in significant part from
sources
                        that may not be available in the future and that are
unrelated to the
                        Fund   s performance, such as from offering proceeds,
borrowings,
                        and amounts from the Fund   s affiliates that are
subject to
                        repayment by investors. Also, the Fund may pay
distributions
                        from return of capital which is a distribution of the
shareholders
                        investment.

          b) Currently, the fourth bullet says,    The Fund will make quarterly
offers to
             repurchase a portion of the outstanding shares       As is, this
bullet does not
             read as a risk factor, but rather reads as a statement on liquidity offered.




    Page 2 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 3

             Please revise. For example,    The Fund will only make quarterly
offers to
             repurchase a portion of the outstanding shares

          c) Several of the bullets listed are duplicative and disclose there is limited liquidity. Please consolidate any related bullets.

 6. Under the heading,    Investment Objective,

          a) The Fund has    income    in its name. The term    equity income
 suggests
             that a fund focuses its investments on equities and has an investment objective or strategy of achieving current income. Please explain why the investment objective does not correlate with the name. We may have additional comments.

          b) Please describe the following terms in Plain English: tertiary market, non-
             variable life insurance contracts, individual annuities, and individual single premium income annuities. (page 1)

 7. Under the heading,    Investment Strategy and Criteria used in Selecting
Investments
    in Longevity Assets,

          a) The disclosure says the Fund    will provide an attractive
risk-adjusted
             return.

                  i. Please disclose how the Fund would obtain an attractive risk-
                     adjusted return through investments in Longevity Assets.

                 ii. Please include in this discussion that, given the lack of a trading
                     market in the Fund   s shares, that a return would be
realized only
                     through the limited repurchase offers of the Fund.

          b) Please disclose in this section how the Fund will be acquiring the Longevity assets.

          c) Please explain and disclose in plain English what is meant by stochastic properties of the Longevity Assets.

          d) Please briefly describe the factors considered by the technology provided by
             the Sponsor   s affiliate when determining whether to buy or sell
a Longevity
             Asset.

          e) Please describe the Longevity Market Methodologies in greater detail.
             (page 1)





  Page 3 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 4

 8. Under the heading,    Management of the Fund,

          a) Please confirm Longevity Wealth Advisors, LLC is a registered investment adviser. Based on a recent investment adviser search, the firm is not currently registered. Please explain to us why the adviser is not registered and when it anticipates registering.

          b) There appears to be no CCO or contact person listed for the investment adviser in its Form ADV. Please include the next time you update
Form
             ADV.

          c) The website, http://www.longevitywealthadvisors.com, appears to be inactive. Please explain why the website is inactive and whether
the Fund   s
             investment adviser has an active website. (page 2)

 9. Under the heading,    Fund Expenses,

          a) In footnote (3), disclosure says shareholders may be subject to a CDSC.
             Please provide a cross-reference to disclosure as to the conditions an investor would be charged a CDSC. (page 3)

          b) In footnote (5) to the fee table, the disclosure says the amounts shown in the table assume that the Fund sells $250,000,000 worth of shares during the twelve months following effectiveness of the registration statement. Please indicate the basis for selecting that amount of assets under management, and explain why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first twelve months of the continuous offering of its shares.

 10. Under the heading,    Management Fee,

          a) The disclosure says the Fund pays the Manager a management fee of 1.45%
             per annum of the average daily assets under management. However, the fee
             table says the management fee is based on    net asset value
and not daily
             assets under management. Please revise and disclose consistently. (page 4)

          b) Please explain to us the purpose of the    Catch-Up payment   ,
and why it is
             not in effect an incentive fee. (page 4)

 11. Under the heading,    Fund Structure,    the investment objective is
different than
     previously described in the registration statement on page 1. Please revise. (page 4)

 12. Under the heading,    Investments in Other Investment Companies,    please
disclose
     what percentage the Fund will invest in private funds. (page 5)




 Page 4 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 5

 13. Under the heading,    Line of Credit,    the disclosure states the
following:    [t]he Fund
     will ensure that a credit line and/or a percentage of its net assets equal
to       Please
     delete reference to use of the credit line and conform the disclosure to the requirements under Rule 23c-3(b)(10)(i). (page 5)

 14. Please advise how the Fund will disclose its portfolio holdings of Fund assets to shareholders in its periodic reports, including whether each policy will be identified or whether a summary of the pertinent data, e.g., age and gender, will be included.

 15. Under the heading,    Incomplete Information,    disclosure says,    In
response to
     questions and requests and in connection with due diligence meetings and other communications, the Manger may provide additional information to certain investors that it does not provide to other investors.

            a) Please explain what types of information would be provided only to certain investors; and

          b) Why the Manager would provide additional information to only certain investors and how this complies with the Manager's fiduciary duty to its clients. See e.g., Private Fund Advisers; Documentation of
Registered
             Investment Adviser Compliance Review, Release No. IA-6383 (Aug.
23,
             2023) (discussion of preferential treatment); Rule 211(h)(2)-3 (Preferential
             Treatment). (page 5)

 16. Under the heading,    Limited Liquidity    and    Illiquidity of the
Shares; Restrictions on
     Transfer,    the disclosure says shareholders generally may not transfer, assign or sell
     all or any part of their shares to any other person, in whole or in part,
  (i) without the
     prior written consent of the Manager, which may be granted or withheld in its
     discretion.    Please disclose the various reasons the Manager would
withhold
     consent. (page 5-6)

 17. Under the heading,    Recourse to the Fund   s Assets,    disclosure says,
   The Fund may
     be subject to registration under the Exchange Act if the Fund has assets above $10 million and more than 2,000 holders of shares, which would increase the
Fund   s
     costs and require substantial attention from management.

           a) Please explain to us why this    may    occur because if the Fund
hits these
              limits, the Fund will become subject to registration under the Exchange Act.

          b) Please explain whether the Fund intends to limit itself to 2,000 shareholders. (page 7)

 18. Under the heading,    Risks associated with Longevity Assets,    please
provide the
     SEC staff a copy of the Longevity Market MethodologyTM. We may have additional comments. (page 8)



    Page 5 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 6


 19. Under the heading,    Litigation Risk,

          a) Please disclose the risks of increased Fund expenses due to litigation, both as plaintiff and defendant. (page 8)

          b) Please disclose whether the Fund may sell a Mortality Contract where the insurer has refused payment and the extent of the market for such assets
             where the insurer has refused payment. Please also disclose that
an insurer   s
             refusal to pay both negatively impacts the Fund   s ability to
make
             distributions and results in a loss to the investment and to the
Fund   s net
             asset value. (page 8)

 20. Under the heading,    Borrowings by the Fund: Use of Leverage,    the
disclosure says
     that the    Fund may incur leverage by borrowing money from banks or other institutions, including loans made under certain Mortality Contracts owned by the
     Fund by the Mortality Contract issuers.    Please supplementally explain
if any
     Mortality Contract issuers are affiliates of the Fund or Manager. (page 9)

 21. Under the heading,    Cross Trades,    the disclosure says the Fund
intends to purchase
     life settlements directly from Abacus Settlements, LLC. Please advise:

            a) Whether there are any other brokers that will sell longevity assets to the
                Fund;

          b) Whether there are any business relationships or other connections between any broker and the Fund;

          c) Whether the Fund pays commissions or makes other payments to a provider, a broker, or an individual which sells Longevity Assets to the
             Fund;

          d) Whether these commissions are    capitalized    as a spread in the
purchase
             price; and, if so, please disclose the typical or average commission paid on the purchase or sale of life settlements;

          e) What percentage of assets may be invested in the Mortality Contracts issued by any one life insurance company;

          f) The disclosure states the following:    [a]ny transactions between
an affiliate
             of the Manager and the Fund will be effected only at prices which are at or
             below market valuation price used in the Fund   s valuation
guidelines and
             will be subject to the oversight and approval of the independent trustees.
             The Fund will not engage in principal trades with an affiliate unless it receives appropriate approvals from shareholders.



Page 6 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 7


                  i. Please supplementally explain how these transactions between an affiliate of the Manager and the Fund comply with section 17 of the
                     1940 Act and the rules thereunder.

                  ii. Please explain how shareholder and independent trustee approval permit a prohibited joint transaction under section 17(d) of the 1940
                      Act. Please explain if the Fund has, or is seeking, exemptive relief to enter into joint transactions.

          g) Please advise whether the Fund could be construed to be engaged in the business of distributing the securities of any one or more insurance companies.

                  i. Even if the Fund is not so engaged, in order to make an informed investment decision on whether to invest in the Fund, please advise whether investors will be given additional information about the life insurance companies obligated to make payments on the Longevity
                     Assets in which the Fund invests. If not, please tell us why not.

          h) Please advise whether the Fund will provide additional information (e.g., brokerage commissions) about the brokers selling Longevity Assets to the
             Fund. If not, please tell us why not.

 22. Under the heading,    Longevity Asset Acquisition Risk,    disclosure
says,    The period
     required for the Fund to be fully invested could be extremely long
In addition,
     disclosure on page 23, under the heading,    Use of Proceeds,    says
shares will be
     invested ... as soon as practicable.    Please disclose how long it will
take the Fund to
     invest all or substantially all of the proceeds in accordance with its investment objective (e.g., 3 months). If the time period is more than 3 months, please disclose the reason for the delay. See Guide 1 to Form N-2.

 23. Under the heading,    Validity of (updated) Underwriting Tables Used by
Medical
     Underwriters for Certain Mortality Contracts    disclosure says,
Longevity Assets
     will be valued using an amended form of the U.S. Society of Actuaries 2015
     Valuation Basic Table.    However, earlier in the registration statement,
disclosure
     says Longevity Assets will be based on proprietary methods. Please correct this inconsistency. (page 11)

 24. Under the heading,    Compliance with State Insurance Laws,

         a) Please provide us with your legal analysis on the regulations, if any, applicable to the Fund under the insurance laws and regulations of the states in which it intends to do business.




 Page 7 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 8

          b) Please confirm to us that the Fund   s proposed operations are
fully consistent
             with the laws and regulations of the states in which it intends to do business.

          c) Please advise whether the Fund has written approvals, or similar documents, from the applicable state insurance regulatory agencies
and
             legal opinions from Fund counsel. If so, please include these as exhibits to the registration statement. (page 14)

 25. Under the heading,    Longevity Asset Variables,    please include the
first sentence of
     this paragraph to the principal investment strategy section. This sentence
says,    The
     Fund expects to assemble a pool of Longevity Assets with distinct terms
and
     provisions with respect to the purchase price, premium payments, face amount and
     life expectancy of the insured.    (page 15)

 26. Under the heading,    Risk of Certain Mortality Contracts Being Deemed
Securities,
     please revise the disclosure which says    the Fund   could potentially,
(have) the
     obligation to register as an    Investment Company    pursuant to the
(1940 Act)    as the
     Fund is registering, and has filed this registration statement, as a registered investment company under the 1940 Act. (page 16)

 27. Under the heading,    Concentration and Diversification of Mortality
Contract
     Issuers,    please include the first sentence of this paragraph in the principal
     investment strategy section. The sentence says,    The Fund intends to
diversify its
     portfolio by investing in a variety of Longevity Assets issued by several different
     Mortality Contract issuers.    (page 17)

 28. Under the heading    Tax Risks,    please disclose any tax risks related
to the streams of
     payments from life settlements, annuities, structured settlements. (page
18)

 29. Under the heading,    Custodian,    please disclose the phases of
Mortality Contract and
     Longevity Asset transactions and how the Fund   s custodian will maintain
custody of
     the Fund   s assets. (page 21)

 30. On page 22, under (1), please change    not more than 100 shares    to
less than 100
     shares.    See Rule 23c-3(b)(5)(i) under the 1940 Act.

 31. Under the heading,    Investment Policies,

         a) Please explain to us why    Needs Check    is in parentheses and
what this
             means.

          b) Disclosure says,    The primary focus of the Fund is to
effectively deploy the
             proceeds of its offering into a diverse and actively managed portfolio consisting mainly of tertiary market non-variable individual life insurance contracts, individual annuities, and individual single premium income



 Page 8 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 9

              annuities.    Please discuss any intended allocation among these
investment
              types. (page 25)

 32. The Registration Statement states on page 26 that the Fund may hold certain assets, particularly non-U.S. Longevity Assets in non-U.S. subsidiaries. Please note that
        subsidiary,    when used in the comments below, refers to an entity
(regardless of
     whether the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. Regarding any subsidiary of the Fund, please disclose:

          a) Whether the subsidiaries will be wholly or majority owned. We may have additional comments.

          b) That the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;

          c) That the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the
             subsidiary so that the Fund treats the subsidiary   s debt as its
own;

          d) Any investment adviser to the subsidiary complies with provisions of the
             Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.
             Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an
             exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with
             Section 15(c), the reviews of the Fund   s and the subsidiary   s
investment
             advisory agreements may be combined;

          e) That the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Also, please identify the custodian of the subsidiary; and

          f) That the subsidiary   s principal investment strategies or
principal risks that
             constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary.

          g) Please also confirm in correspondence that:

                  i. If the subsidiary is wholly-owned, the subsidiary   s
management fee
                     (including any performance fee) will be included in Management




Page 9 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 10

                      Fees    and the subsidiary   s expenses will be included
in    Other
                      Expenses    in the Company   s fee table requested below;

                  ii. The subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States;

                 iii. The subsidiary and its board of directors will agree to inspection by
                      the staff of the subsidiary   s books and records, which
will be
                      maintained in accordance with Section 31 of the Act and the rules thereunder; and

                  iv. Whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

 33. Under the heading,    Net Asset Value (NAV), disclosure says
Investments may be
     priced by a method that the Board or Longevity Market Technologies, LLC believe
     reflect fair value.    Please clarify this disclosure to say the Board has
the ultimate
     responsibility on valuation. (page 34)

 34. Under the heading,    Anti-Takeover Provisions In The Declaration Of
Trust,    please
     submit to the SEC staff the Fund   s Declaration of Trust. We reserve
comment on
     this section until the Fund has filed its Declaration of Trust. Please do so sufficiently in advance of desired effectiveness to afford the staff adequate time to review and comment on this material and for the Fund to respond to any comments, which may be substantial. (page 44)

STATEMENT OF ADDITIONAL INFORMATION

 35. Please include in the fundamental policies with respect to repurchase offers:

          a) Dates of repurchase request deadlines (or how to determine those dates);
             and

          b) The maximum time between each repurchase request deadline and the next repurchase pricing deadline. See Rule 22c-3(b)(2)(i). (page A-3)

 36. Under the heading,    Affiliated Transactions Restrictions,

          a) The disclosure says,    However, the Fund and its affiliates may
from time to
             time engage in certain join transactions, purchases, sales and loans in reliance upon and incompliance with the conditions of certain positions
             promulgated by the SEC and its staff.    Please supplementally
explain to us
             what are these    certain positions.    For example, if this is
referring to SEC
             staff no-action letters, please identify those staff letters.



   Page 10 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 11


          b) The disclosure says,    In particular, the Fund expects to engage
Abacus
             Settlements, LLC as its primary life settlement broker and Longevity
             Market Assets will engage in purchase and sale transactions with the Fund.

                  i. Please supplementally explain how the Fund will comply with section 17(e) and rules thereunder with respect to engaging the
                     Manager's affiliate, Abacus Settlements, LLC as its primary life settlement broker.

                  ii. Please similarly explain how the Fund will comply with section
                      17(d) and/or 17(a) and rules thereunder by engaging in purchase and sale transactions with Longevity Market Assets. (page
A-4)

 37. Under the heading    Experience and Qualifications of Trustees,    please
identify
     which Trustees are interested pursuant to Section 2(a)(19) of the 1940 Act. For each director who is an interested person of the Registrant, please describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person. See Item 18(1), Instruction 2 of Form N-2. (page A-7)

 38. Under the heading,    Original Issue Discount, Market Discount,    Please
disclose the
     following:

          a) The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at maturity;

          b) The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

          c) Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest in cash;

          d) PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

          e) Use of PIK and OID securities may provide certain benefits to the Adviser including increasing management fees; and

          f) The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash




 Page 11 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 12

              distributions may have to be paid from offering proceeds or the sale of fund assets.

ACCOUNTING COMMENTS

 39. Currently there is no line item in the fee table for acquired fund fees and expenses
     (   AFFE   ). Please confirm the Fund does not expect to incur any during its first year
     of operation or that such fees are less than one basis point of average net assets of the
     Fund and are included within    other    expenses. Otherwise, please add a
caption for
     the AFFE and estimate the amounts the Fund expects to pay during the first year of operations. (page 3)

 40. Please confirm that the amounts for the 1,3, 5 and 10 years in the expense example are based on a $1,000 investment as indicated in the description. (page
3-4)

 41. Please provide a revised expense example that will include the effect of the sales load. (page 4)

 42. Please ensure the management fee calculation aligns with the calculation included in the Investment Advisory Contract. (page 4)

GENERAL COMMENTS

 43. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

 44. We note that portions of the filing, including the Fund   s financial
statements, are
     incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

 45. If applicable, please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.

 46. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.





  Page 12 of 13
 Thomas V. Bohac Jr., Esq.
October 10, 2023
Page 13

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                      *******

If you have any questions prior to filing a pre-effective amendment, please call me at (202)
551-6478 or email me at vroman-leea@sec.gov.


                                                            Sincerely,

                                                            /s/ Ashley
Vroman-Lee

                                                            Ashley Vroman-Lee
                                                            Senior Counsel


cc:    Michael J. Spratt, Assistant Director
       Thankam Varghese, Branch Chief
       Megan Miller, Staff Accountant





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